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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X                Form 40-F ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes --------        No ---X-----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Guy Bernstein

Vice President, Finance

Magic Software Enterprises Ltd.

+972-3-538-9292

gbernstein@magicsoftware.com

Magic Software Enterprises Announces Fourth Quarter and Full Year 2002 Results

OR YEHUDA, ISRAEL (February 25, 2003) -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art application development technology and business solutions, announced today results for the fourth quarter 2002 and year ended December 31, 2002.

Fourth Quarter Results

Total revenues for the fourth quarter ended December 31, 2002 were $13.76 million as compared with $17.42 million for the comparable quarter of 2001 and $13.82 million posted for the third quarter of 2002.

Net loss for the fourth quarter of 2002 was $3.29 million (or $0.11 cents per share) compared with net loss of $27.78 million (or $0.94 cents per share) for the fourth quarter of 2001. Excluding restructuring costs, impairment and amortization expenses, net loss in the reported quarter reached $2.17 million, compared to $3.75 million in the comparable 2001 quarter.

Software tool sales for the quarter, at $3.58 million, increased from $3.45 million in the third quarter of 2002 and decreased from $4.31 million for the fourth quarter of 2001. Application sales were $1.25 million for the fourth quarter as compared to $1.92 million for the third quarter of this year and $3.07 million for the fourth quarter of 2001.

Revenues from consulting and other services, at $6.17 million, increased from $5.69 million in the third quarter of 2002, and decreased from $7.66 million for the fourth quarter of 2001. Revenues from maintenance and support, at $2.77 million, were identical to the revenues recorded in the third quarter of 2002, and increased from $2.38 million in the same period of 2001.

In the fourth quarter of 2002, Europe accounted for 31% of the Company’s total revenues, North America for 40%, Asia for 24% and Israel accounted for 5%.

Fiscal Year 2002 Results

For the year ended December 31, 2002, Magic reported total revenues of $60.00 million as compared with $76.56 million in the previous year. Net loss for 2002 was $5.66 million, (or $0.19 cents per share), as compared with a net loss of $42.79 million (or $1.45 dollars per share) in 2001. Excluding restructuring costs, impairment and amortization expenses, net loss in 2002 was $4.54 million, as compared with $11.79 million in 2001.

Application sales for the year ending December 31, 2002 were $7.36 million as compared to $11.21 million for 2001, while consultancy and other services in 2002 were $26.63 million as compared to $35.28 million in 2001.

In 2002, Europe accounted for 33% of Company revenues, North America for 37%, Asia for 24% and Israel accounted for 6%.

“We have emerged stronger than ever from one of the most difficult years in the history of the computing industry,” said Menachem Hasfari, chief executive officer of Magic Software Enterprises. “Magic Software is well positioned with eDeveloper and the recently announced iBOLT Integration suite to face the challenges that 2003 has in store for us. The current market trends are pointing to the beginning of a recovery in exactly the areas where Magic Software has traditionally played well, application development and enterprise integration.”

A recent IDC survey highlighted the increasing importance of integration projects in organizations. Not only are integration projects currently deemed extremely critical by more than 25% of the study respondents, but this percentage nearly doubles when one considers the anticipated importance of these projects in the coming two years. In addition, more than 80% of the respondents also indicated that integration is either mandatory for addressing mission-critical activities or is a key enabler for meeting business-critical needs.

In order to meet changing requirements, organizations require an integration solution that can rapidly build new composite applications from existing and legacy applications and components, existing business processes, data sources and integration connections.

Hasfari continued, “The iBOLT Integration suite is perfectly suited to meet these market requirements and provide one of the key drivers in the solution development effort, the inherent application development core technology that provides iBOLT its powerful business process engine.”

Accomplishments

The following highlights were announced or occurred since Magic Software Enterprises’ last earnings statement:

Corporate Roadmap and Three-point Strategy

During the quarter, the Company unveiled its strategic roadmap for the affordable iBOLT Integration Suite. The Company revealed its corporate roadmap and three-point strategy for entering the Enterprise Application Integration (EAI) market with the delivery of its new iBOLT Integration Platform to mid-sized organizations around the globe.

Evolving from the company's years of expertise in application development and integration, and business process automation, Magic Software's three-point strategy promises to deliver innovative new products based on its existing core development technology eDeveloper and the iBOLT family of products. As part of this strategy, Magic Software will make available high-level business analysts and technology architects through expanded partnerships and leverage a proven global support system to provide customers with expert services and support.

Product Development and Enhancements

The Company is preparing to shortly release the next version of its core technology, eDeveloper V9.4. This version contains significant enhancements in the areas of application and component development and deployment, security and integration with full support for the J2EE and .NET architectures, COM, XML and Web services.

New Deals

Among the significant new deals closed during the quarter were:

Hungarian Government, as Magic Software announced a framework agreement that enables Magic Software's Hungarian subsidiary to sell up to a million dollars of software and services to governmental institutions;

Pilat Media, a leading provider of solutions for the broadcasting industry, purchased new licenses and upgrades, following recent wins at National Geographic and the Playboy Channel;

TotalFinaElf, a leading European petroleum company for a web development and modernization project;

Dutch Badminton Federation, for the implementation of a solution for member registration, tracking and statistics;

Hungarian Ministry of Education, in support of the school internet program which will integrate around 3,000 schools all over Hungary.

In addition, the Company announced that it has joined the Web Services Interoperability Organization (WS-I), an organization whose mission is to promote Web services interoperability across platforms, applications and programming languages. Magic Software joins a consortium of vendors and user companies who work together to accelerate the development and deployment of interoperable Web services. The Company brings excellent experience to the consortium in the area of development and integration of Web services.

Conference Call

Magic will host a conference call today, February 25, 2003, at 12:00 p.m. EST (9:00 a.m. PST), to discuss the Company’s fourth quarter financial results. To participate, interested parties should call the appropriate number listed below five to ten minutes prior to the start of the call:

North America

(800) 450-0818

International

(612) 332-0345

Callers should reference “Magic Software Q4 Earnings Conference Call” with the AT&T Operator.

A replay of the conference call will be available from 3:30 p.m. EST, February 25, 2003, through 4:59 p.m. EST, March 11, 2003.  Interested parties should call the appropriate number below:

North America

(800) 475-6701

International

(320) 365-3844

Callers should reference Access Code No. 675810.

About Magic Software

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Consolidated Statement of Operations (US Dollars in Thousands)
	Three Months ended December 31,		Twelve Months ended December 31,
	2002	2001	2002	2001
Revenues
Software sales	$3,575	$4,314	$15,136	$19,110
Applications	1,253	3,069	7,355	11,212
Maintenance	2,767	2,378	10,882	10,956
Consultancy & other services	6,166	7,656	26,631	35,284
Total revenues	$13,761	$17,417	$60,004	$76,562

Cost of revenues
Software sales	$1,079	$1,052	$3,318	$4,187
Applications	716	651	2,334	2,399
Maintenance	1,024	1,157	4,100	4,334
Consultancy & other services	4,758	5,728	19,239	25,622
Total cost of revenues	$7,577	$8,588	$28,991	$36,542

Gross profit	$6,184	$8,829	$31,013	$40,020

Research & development, net	1,322	2,115	5,336	7,547
Sales, Marketing, General and administrative expenses	6,920	10,446	28,962	40,332
Depreciation	450	456	1,732	1,961
Amortization	-	1,032	-	4,305
Restructuring costs & non-recurring expenses	1,123	2,919	1,123	6,613
Impairment expense	-	20,081	-	20,081
Operating income (loss)	$(3,631)	$(28,220)	$(6,140)	$(40,819)

Financial income, net	383	52	958	575
Capital (income) loss	-	(20)	-	2,199
Income (loss) before taxes	(3,248)	(28,148)	(5,182)	(42,443)
Taxes on income	(47)	233	(384)	(167)
Income (loss) before minority Interest	(3,295)	(27,915)	(5,566)	42,610
Minority interests in losses (income) of subsidiaries	115	134	11	(176)
Equity in losses of affiliate	(108)	-	(108)	-
Net income	$(3,288)	$(27,781)	$(5,663)	$(42,786)

Earnings (loss) per share, basic and diluted	$(0.11)	$(0.94)	$(0.19)	$(1.45)
Weighted avg. shares outstanding (000’s), basic and diluted	29,599	29,710	29,690	29,604

Consolidated Balance Sheets (US Dollars in Thousands)
	December 31, 2002	December 31,2001
Assets
Current assets
Cash and cash equivalents	$24,785	$27,900

Accounts receivable
Trade receivables	13,605	18,993
Related parties	624	465
Other receivables and prepaid expenses	4,113	4,134
Inventory	175	401
Total current assets	43,302	51,893

Severance pay fund	1,465	1,400
Long term receivables and investments	748	106
Fixed assets, net	8,432	9,395
Goodwill	20,839	20,757
Other assets, net	9,736	11,061
Total assets	$84,522	$94,612

Liabilities
Current liabilities
Short-term bank debt	$3,405	$783
Trade payables	2,831	4,508
Accrued expenses and other liabilities	13,690	18,474
Total current liabilities	19,926	$23,765

Long-term loans	486	669
Accrued severance pay	1,861	1,907
Minority interests	1,228	1,378

Shareholders' equity
Share capital	788	787
Capital surplus	114,760	114,727
Treasury stock	(5,667)	(5,424)
Accumulated deficit	(48,860)	(43,197)
Total shareholders' equity	$61,021	$66,893
Total liabilities and shareholders’ equity	$84,522	$94,612

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 25 February 2003